Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-215401

CBOE Holdings, Inc.

Pricing Term Sheet

January 9, 2017

Issuer:	CBOE Holdings, Inc. (the “Company”)

Security:	3.650% Senior Notes due 2027

Principal Amount:	$650,000,000

Maturity Date:	January 12, 2027

Coupon (Interest Rate):	3.650%

Price to Public:	99.759%

Yield to Maturity:	3.679%

Spread to Benchmark Treasury:	T+130 basis points

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price / Yield:	96-22 / 2.379%

Interest Payment Dates:	January 12 and July 12, with first payment on July 12, 2017

Make-Whole Redemption:

At any time prior to October 12, 2026, in whole or in part, at the greater of 100% of the principal amount of notes being redeemed and a make-whole redemption price determined by using a discount rate of the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but not including, the redemption date.

Par Redemption:	At any time on or after October 12, 2026, in whole or in part, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Special Mandatory Redemption:

If (i) the Company does not consummate the acquisition of Bats Global Markets, Inc. on or before October 23, 2017 or (ii) the merger agreement with respect to such acquisition is terminated prior to such date and is not otherwise amended or replaced, the Company will redeem the notes at 101% of the aggregate principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Change of Control:	Put at 101% of principal plus accrued and unpaid interest to, but not including, the repurchase date.

Trade Date:	January 9, 2017

Settlement Date:	January 12, 2017 (T+3)

CUSIP/ISIN:	12503M AA6 / US12503MAA62

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. The Huntington Investment Company Loop Capital Markets LLC

Expected Ratings:**	Moody’s: Baa1 / S&P: BBB+

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. LLC can arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com or calling Morgan Stanley & Co. LLC at 1-866-718-1649.

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